SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                                ----------------



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 13, 2004



                                  CNOOC Limited

                 (Translation of registrant's name into English)
              ------------------------------------------------------


                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

              ------------------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------


            CNOOC Limited Completes Acquisition of Additional Equity
                      Interest in the Tangguh LNG Project

(Hong Kong, May 13, 2004) - CNOOC Limited (together with its subsidiaries, the "Company"; NYSE: CEO, SEHK: 883) announces today that its wholly-owned subsidiary, CNOOC Muturi Limited, has completed its acquisition of an additional 20.767% interest in the Muturi Production Sharing Contract (PSC) from BG Group for a total consideration of US$105.1 million (including costs incurred attributable to this portion of PSC ownership interest since the effective date of January 1, 2003).

The transaction was previously announced on February 2, 2004. This additional purchase will increase CNOOC Limited's interest in the Muturi PSC from 44.0% to 64.767%, and its interest in the Tangguh LNG Project will increase from 12.5% to 16.96%.

"This further investment in the world-class LNG project is another milestone in executing our natural gas strategy," said Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company. "We remain bullish on the future prospects of the Tangguh Project, and believe that our enlarged position in the project will provide attractive returns to CNOOC Limited."


Ends

Notes to Editors:

TANGGUH - BACKGROUND
Following the completion of this acquisition, CNOOC Limited will have a 64.767% interest in the Muturi PSC and a 42.4% interest in the Wiriagar PSC, equivalent in total to a 16.96% interest in the Tangguh LNG project, based on independently certified proved reserves. As per independent reserves assessment carried out by consultants DeGolyer and MacNaughton in August 1998, proved (1P) gas reserves in the Wiriagar, Berau and Muturi PSCs were certified at 14.4tcf and proved and probable (2P) gas reserves were certified at 18.3 tcf.

In September 2002, the Tangguh partners announced the sale of 2.6 mtpa of LNG under a 25-year contract to the proposed Fujian importation terminal in China. In August 2003, Tangguh signed Heads of Agreements with SK and POSCO for the sale of up to 1.35mtpa of LNG into Korea. Marketing of the remainder of Tangguh's capacity continues and the first production is scheduled to begin in 2007.


CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents. Daily production for the quarter ended March 31, 2004 was 362,672 boe (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,447 employees.

CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out its oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
        -------------------

Ms Anne Lui/Ms. Charlotte Kong/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/852-3141-8091
Fax: 852-2510-8199
E-mail:   anne.lui@knprhk.com
          -------------------
          carol.chan@knprhk.com
          ----------------------
         charlotte.kong@knprhk.com
         -------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                             -----------------------------
                                             Name:  Cao Yunshi
                                             Title:  Company Secretary

Dated:  May 13, 2004